IAMGOLD REPORTS ADDITIONAL POSITIVE RESULTS FROM ITS
2020 RESOURCE DELINEATION DRILLING ON THE GOSSELIN

GOLD ZONE - CÔTÉ GOLD JOINT VENTURE PROJECT

Toronto, Ontario, March 8, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce additional assay results from its delineation diamond drilling program at the Gosselin Zone discovery, located approximately 1.5 kilometres northeast of the Côté Gold deposit. The Gosselin delineation drilling program is being undertaken as part of the Côté Gold Joint Venture Project, a 70:30 joint venture between IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM"). Côté, located 125 km southwest of Timmins and 175 km north of Sudbury, Ontario, Canada, is currently under construction with first gold production anticipated in the second half of 2023 (see news release dated July 21, 2020).

In January 2021, IAMGOLD reported the completion of thirty-three (33) diamond drill holes totaling 13,735 metres as part of the resource delineation drilling program, completed between the fourth quarter 2019 and early December 2020. Assay results previously reported from the first twenty-four (24) diamond drill holes totaling 10,049 metres confirmed the continuity of broad gold bearing mineralized intervals associated with the Gosselin Zone (see news release dated January 21, 2021).

IAMGOLD is now reporting final assay results from the remaining nine (9) diamond drill holes totaling 3,686 metres. One drill hole was completed on Three Ducks Lake from a barge-based platform and eight (8) drill holes were completed from land-based drill pads on the Young-Shannon peninsula.

The assay results reported herein are provided in Table 1, below, and include the following highlights (see plan map attached to this news release for drill hole locations - figure 1):

• Drill hole GOS20-55:	81.0 metres grading 1.34 g/t Au
and:	103.0 metres grading 1.44 g/t Au

• Drill hole GOS19-56:	115.0 metres grading 0.95 g/t Au

• Drill hole GOS20-57:	37.2 metres grading 1.40 g/t Au
and:	101.6 metres grading 1.86 g/t Au

• Drill hole GOS20-61:	16.0 metres grading 3.58 g/t Au

• Drill hole GOS20-62:	96.4 metres grading 1.02 g/t Au
includes:	11.1 metres grading 3.40 g/t Au

Craig MacDougall, Executive Vice President, Growth for IAMGOLD, stated: "These additional results continue to highlight the importance of this new discovery and we are now starting to demonstrate the connection of the Gosselin and Young Shannon Zones outlining mineralization over a sizable area. Our exploration program will continue to focus on the delineation of the mineralized zone targeting the completion of a maiden resource estimate later this year."

The Gosselin discovery is located immediately northeast of the Côté deposit, and is accessible by a network of construction roads on the developing mine property. The diamond drilling program was designed to complete in-fill and delineation drilling on the Gosselin and Young-Shannon Zones, at a nominal drill hole spacing of approximately 75 metres. Drilling results to date demonstrate widespread gold mineralization contained within sericite-altered, locally brecciated Chester Intrusive tonalite and diorite at grades similar to the adjacent Côté deposit.

Diamond drilling data collected from this program continues to increase the understanding of the geological, alteration and structural controls on the Gosselin mineralized system and is being integrated into exploration models to guide future drilling campaigns. Results have so far demonstrated gold concentrations associated with a number of veins of specific compositions hosted within altered intrusive units that appear to define a favorable structural corridor. These interpretations will help refine the deposit model to support a planned future mineral resource estimate.

Drilling completed to date has better defined and expanded the dimensions of the combined Gosselin - Young-Shannon Zone, now traced over a strike length of approximately 1.0 kilometer and 450 metres width (perpendicular to strike), and extending to a vertical depth of 450 metres (see figure 2). The zone lies immediately northeast of the Côté deposit, below Three Ducks Lake and remains open at depth, to the northwest, east and southwest.

Next Steps

A winter diamond drilling program has commenced on ice based platforms on Three Ducks Lake and is expected to continue into March 2021. The Côté Exploration team continues to conduct the on-going drill program in concert with the ongoing Côté mine construction work, adhering to the health & safety and environmental protocols established for the Project.

Assay results will continue to be validated and incorporated into the geologic and structural models for the Gosselin - Young-Shannon Zone to support the planned resource estimate expected later this year. The 2021 exploration drilling which commenced in January will include the completion of approximately 14,500 metres of diamond drilling to continue to delineate and expand the mineralized zone.

Elsewhere on the property, exploration, including additional drilling will continue to evaluate other identified targets along the developing mineralized trend of the Côté deposit and the Gosselin Zone.

Figure 1 - Gosselin-Young Shannon Drill Hole surface plan and highlighted 2020 assays

Figure 2 - Gosselin-Young Shannon Zone and Côté Deposit Locations

Figure 3 - Longitudinal Section - Gosselin-Young Shannon Zone

Notes:

  Insufficient drilling has been completed to accurately determine the Gosselin Zone orientation. Actual core widths are estimated at approximately 60 to 95% of the core interval.
  Drill hole intercepts are calculated with a lower cut of 0.30 g/t Au.
  Assays are reported uncut but high grade sub-intervals are highlighted.

* BTW drill core. Core diameter is 42.0 mm

IAMGOLD Attending PDAC 2021 Virtual Conference

IAMGOLD is a proud sponsor of the annual Prospectors & Developers Association of Canada (PDAC) convention, which runs virtually from Monday March 8, 2021 through Thursday March 11, 2021. We invite you to visit our virtual booths: Corporate https://bit.ly/3sLauFs and Exploration https://bit.ly/304q1Uv.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The Qualified Person ("QP") responsible for the supervision of the preparation, verification and review of the technical information in this release is Al Smith, P. Geo, District Manager - Exploration for IAMGOLD in the Ontario Côte District. He is considered a QP for the purposes of National Instrument 43-101 with respect to the technical information being reported on.

The QP responsible for the planning, supervision and execution of the diamond drilling program is Brad McKinley, P. Geo, Senior Geologist for IAMGOLD in the Ontario Côte District. The technical information has been included herein with the consent and prior review of the above noted QPs.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Executive Vice President, Growth for IAMGOLD. Mr. MacDougall is a QP as defined by National Instrument 43-101.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations. Samples were stored in sealed plastic bags and packed into fiber backs onto a pallet where they were shrink wrapped for transport. A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory.

Activation Laboratories Limited (ACTLABS - located in Timmins, Ontario) was utilized for assay analyses, performing crushing, pulverizing, and fire assay in Timmins Ontario. Activation Laboratories completed the following laboratory procedure: Samples are coarse crushed to 90% passing 2.0 mm screen (10 mesh screen), riffle split (250 gram) and (mild steel) to 95% passing 105µm. Cleaner sand is included. Samples were analyzed using a standard 30 gram fire assay (30 g aliquot) with an Atomic Absorption (AA) finish.

For samples that returned assay values over 3.0 grams per tonne (g/t), another cut is taken from the original pulp and fire assayed with a gravimetric finish. For samples showing visible gold (VG) or samples which have returned values greater than 5.0 g/t, these were re-analyzed by pulp metallic analysis.

IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

In accordance with recommendations from our on-going QA-QC program, additional check analyses are underway at ACTLABS.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "prospective", "significant", "potential", "significant potential", "substantial", "transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, the failure to accurately estimate mineral resources or mineral reserves, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD aims to become a million-ounce gold producer as it executes on its growth strategy, including bringing Côté Gold, its fourth mine, online.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm®, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

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